SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                      For the quarter ended March 31, 2002

                        Nymox Pharmaceutical Corporation

             9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F)

                         Form 20 F [X]     Form 40 F [ ]

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

                                 Yes [ ] No [X]


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             NYMOX PHARMACEUTICAL CORPORATION
                                             ---------------------------------
                                             (Registrant)
Date:  May 15, 2002
                                             By:  /s/ Paul Averback
                                                ------------------------------
                                                  Paul Averback MD
                                                  President

                              [NYMOX LOGO OMITTED]


CORPORATE PROFILE
-----------------

Nymox Pharmaceutical Corporation is a biotechnology company with three unique proprietary products on the market, and a significant R&D pipeline of products in development. Nymox is a leader in the research and development of products for the diagnosis and treatment of Alzheimer's disease, an affliction of more than 15 million people around the world. Nymox developed and is currently offering its AlzheimAlert(TM) test, a urinary test that is the world's only accurate, non-invasive aid in the diagnosis of Alzheimer's disease. Nymox also developed and markets NicAlert(TM) and NicoMeter(TM), tests that use urine or saliva to detect use of tobacco products. Nymox also is developing treatments aimed at the causes of Alzheimer's disease. One program targets spherons, which Nymox researchers believe are a source of the senile plaques found in the brains of patients with Alzheimer's disease. Another distinct program targets the brain protein (neural thread protein) detected by its AlzheimAlert(TM) test and implicated in widespread brain cell death seen in Alzheimer's disease. Nymox is developing new antibacterial agents for the treatment of urinary tract and other bacterial infections in humans and for the treatment of E. coli 0157:H7 contamination in meat and other food and drink products. Nymox is developing a novel treatment for benign prostatic hyperplasia. Nymox also has several other drug candidates and diagnostic technologies in development.

Message to Shareholders
-----------------------
Nymox is pleased to present its results for the first quarter of 2002.

Nymox offers a proprietary product called AlzheimAlert(TM), which is a state of the art urine test designed to aid physicians in the diagnosis of Alzheimer's disease. AlzheimAlert(TM) is Nymox's unique patented urinary test for neural thread protein, a key protein involved in the Alzheimer's disease process. We are in the early stages of making the tests available to doctors throughout the U.S. through a medical field force of over 60 medical representatives. The test costs $295 and is performed by the company's clinical reference laboratory in New Jersey.

On January 30, Scientists at Nymox announced that a significant new study had underlined the importance of the Company's emerging diagnostic technology for Alzheimer's disease. The independent study involved 150 patients and over 100 physicians from across the U.S. Each patient received an AlzheimAlert(TM) test, and their clinical evolution was subsequently followed by their physician. The AlzheimAlert(TM) test results were independently documented and compared with the diagnosis after up to a year's follow-up. The results demonstrated a high accuracy and usefulness for the AlzheimAlert(TM) test as an aid to physicians.

On March 14, Nymox announced that the Company's AlzheimAlert(TM) urine test will be used in a study on nutrition, cognitive functioning, dementia and Alzheimer's disease being conducted by researchers at the Jean Mayer USDA Human Nutrition Research Center on Aging at Tufts University. Under the initial research agreement between Nymox and Tufts, AlzheimAlert(TM) will be part of the evaluation of the study participants. Tufts researchers from the Jean Mayer Center were co-authors of the important new study recently published in the New England Journal of Medicine (February 14, 2002, No. 7; 346: 476-483) reporting that elderly people with elevated blood levels of homocysteine, an amino acid affected by poor nutrition and related vitamin B deficiencies, have nearly twice the risk of developing dementia and Alzheimer's disease. Earlier Tufts research had already shown a relationship between elevated blood levels of homocysteine and lower cognitive functioning in the elderly.

Nymox also markets two other proprietary products; NicAlert(TM) and NicoMeter(TM), which are inexpensive, simple-to-use test strips used to determine whether a person is using tobacco products. NicAlert(TM) and NicoMeter(TM) can be applied to many situations such as athletic and school testing, insurance testing, workplace environment testing, research studies and smoking cessation. NicoMeter(TM) is used with urine and the new NicAlert(TM) is used for urine and saliva detection. Nymox provides NicAlert(TM) at $8 per test. The Company is currently negotiating a number of new marketing initiatives for NicAlert(TM). NicAlert(TM) and NicoMeter(TM) are currently being used in research programs into tobacco use and exposure across the U.S., and in Japan. The tests are a new improvement of a product, which has been used for many years by experts in the field at institutions such as the University of Texas, Brown University, and MD Anderson and by reference laboratories such as Smith Kline Beecham. NicAlert(TM) and NicoMeter(TM) have the distinct advantage of being the only point-of-care quantitative smoking and tobacco product exposure tests available in the world.

On March 7, Nymox announced results from a highly successful study of its NicAlert(TM) product in children exposed to environmental tobacco smoke (ETS) ("second hand smoke"). ETS is a major health problem associated with lung cancer, respiratory and cardiovascular disease. Exposure to ETS may occur in the home, in the workplace, in social settings and in public places. As a public health measure, NicAlert(TM) is useful for all children to detect important risk such as e.g. wheezing, coughing, asthma, allergy, and airway obstruction in association with repeated school absence, and increased physician visits and infections. It is the only quantitative single step test available for ETS exposure. In the study, NicAlert(TM) readings were compared in smokers, non-smokers, adults exposed to second hand smoke, and children with smoking or non-smoking adults in the household. The study found that NicAlert(TM) testing of urine could detect smoke exposure in children with smokers in their homes and distinguish these individuals from those with a smoke-free environment.

On February 5, Nymox announced new online marketing initiatives for the Company's emerging line of products. The Company added a new web site for its NicAlert(TM) and NicoMeter(TM) saliva and urine tests for tobacco exposure (www.nicalert.com). Nymox recently entered into a strategic marketing alliance with Cybear Inc., a member of Andrx

Corporation (NASDAQ: ADRX). Under the terms of the agreement, Nymox will utilize Cybear's Web portals, including Physicians' Online, as a primary marketing channel for Nymox's AlzheimAlert(TM) test product.

During the year, we continued to make progress in our several major drug development programs. Nymox's R&D activities have been increasingly productive in the past year in generating patentable products and company patent applications. In the past eighteen months, the company and its affiliates have drafted, filed and prosecuted over fourteen U.S. patent applications, as well as a substantially larger number of foreign patent applications.

On January 22, Nymox announced that it had entered into a new sponsored research and licensing agreement with the Rhode Island Hospital Corporation and Brown University. The agreement concerns research in the laboratories of Dr. Suzanne de la Monte and Dr. Jack Wands into the role of neural thread protein (NTP) in the Alzheimer's disease process. One of Nymox's ongoing programs to develop treatments for Alzheimer's disease targets NTP and its role in the extensive brain cell loss associated with Alzheimer's disease.

On March 5, Nymox announced that one of its leading new Alzheimer drug candidates had been highly effective in recent preclinical laboratory studies. The Company's NXD 9062 works in animals by stopping cell damage. The drug candidate has been extensively tested by Nymox scientists in animal models of cell loss where it has been safely tolerated and has been shown to significantly limit the damage. Nymox plans to target the compound for human testing.

On March 21, Nymox announced that its candidate drug for the treatment of benign prostatic hyperplasia (BPH), NX1207, had shown further progress in pre-clinical studies. NX1207 has shown significant efficacy in experimental animals without any significant toxicity or side effects in animals. The new results follow on from data on NX1207 showing early promising results in animals, which were presented at the Third Manhattan Alzheimer's Disease Conference in New York in November 2001. The Company is presently testing NX1207 for other possible indications, in addition to preparations for human testing of NX1207 for BPH.

We wish to thank our over 4,000 shareholders for their valuable continued support. Nymox welcomes the challenges ahead and is confident that it will continue to meet or surpass its important milestones.



/s/ Paul Averback

Paul Averback MD - C.E.O. & President
May 15, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)

The following discussion should be read in conjunction with the consolidated financial statements of the Company.

Overview
The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from service fees and has not been profitable to date. We refer to the Corporate Overview on page 1 of this financial report for a discussion of the Company's research and development projects and its product pipeline.

Critical Accounting Policies
In December 2001, the Securities and Exchange Commission ("SEC") released "Cautionary Advice Regarding Disclosure About Critical Accounting Policies". According to the SEC release, accounting policies are among the "most critical" if they are, in management's view, most important to the portrayal of the company's financial condition and most demanding on their calls for judgement.

Our accounting policies are described in note 2 to our consolidated financial statements. We consider the following policies to be the most critical in understanding the judgements that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition
-------------------

The Corporation applies guidance from SAB 101 (Staff Accounting Bulletin 101) issued by the Securities and Exchange Commission in the recognition of revenue. The Company derives its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis.

The Company currently markets AlzheimAlert(TM) as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert(TM) test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic products to customers under which it has a continuing obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

Valuation of Capital Assets
---------------------------

The Company reviews the unamortized balance of intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

o Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

o    Significant negative industry or economic trends.

No impairment losses were recognized for the years ended December 31, 2001, 2000 and 1999.

Valuation of Future Income Tax Assets
-------------------------------------

Management judgement is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $6.4 million as of December 31, 2001, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. Since the Company is a development stage enterprise, the generation of future taxable income is dependent on the successful commercialization of its products and technologies.

Revenues
Revenues from sales amounted to $62,305 for the three months ended March 31, 2002, compared with $61,297 for the same period in 2001. In addition, there is $145,983 of deferred revenue, which will be recognized in the next two quarters. Interest revenue was $2,632 in the first quarter of 2002 compared to $6,743 for the same period in 2001, due to lower average cash balances.

Research and Development
Research and development expenditures were $534,890 for the first quarter of 2002, compared with $323,784 for the same period in 2001. The increase is attributable to higher spending in the development of the therapeutic products in the Company's pipeline. During the first three months of 2002, research tax credits amounted to $5,881 compared to $1,360 for the same period in 2001.

Marketing Expenses
Marketing expenditures remained relatively constant at $84,482 for the three months ended March 31, 2002, in comparison to expenditures of $77,978 for the same period in 2001.

Administrative Expenses
General and administrative expenses amounted to $196,248 for the quarter ended March 31, 2002, compared with $152,134 for the same period in 2001, due to an adjustment to Deferred Share Issuance Costs

Foreign Exchange
The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 75% of 2001 expenses (75% in 2000) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company's results in 2001 or 2000.

Inflation
The Company does not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments
Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $14,414 per month and ongoing research funding payments to a U.S. medical facility totaling $770,750 over the next three years.

Results of Operations
Net losses for the three month period ended March 31, 2002 were $883,017, or $0.04 per share, compared to $604,266, or $0.03 per share, for the same period in 2001. The weighted, fully diluted, average number of common shares outstanding for the period ending March 31, 2002 were 22,406,572 compared to 21,526,601 for the same period in 2001.

Financial Position
Liquidity and Capital Resources

As of March 31, 2002, cash totaled $943,550 and receivables totaled $281,949. In November 1999, the Corporation signed a common stock purchase agreement whereby the investor is committed to purchase up to $12 million of the Corporation's common shares over a thirty-month period commencing March 2000, when our F-1 registration statement was declared effective. As at December 31, 2001, four drawings have been made under this Share Purchase Agreement, for total proceeds of $1,436,364. Specifically, on August 16, 2000, 152,616 common shares were issued at a volume weighted average price of $3.2924 per share; on October 12, 2000, 137,889 common shares were issued at a volume weighted average price of $3.6261 per share, on February 7, 2001, 161,696 common shares were issued at a volume weighted average price of $2.0240 and on May 31, 2001, 56,108 common shares were issued at a volume weighted average price of $1.9466. The Company intends to access financing under this agreement when appropriate to fund its research and development.

The Company intends to raise additional capital in 2002 in order to pursue its development. To March 31, 2002, the Company completed two private placements and issued 269,074 common shares for total proceeds of $1,119,000. On January 24, 74,074 shares were issued at a price of $4.05 in a private placement for total proceeds of $300,000. On March 18, 195,000 shares were issued at a price of $4.20 in a private placement for total proceeds of $819,000. The Company believes that funds from operations as well as from existing equity facilities will be sufficient to meet the Company's cash requirements for the next twelve months.


     This message contains certain "forward-looking statements" as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management's current expectations. Such factors are detailed from time to time in Nymox's filings with the Securities and Exchange Commission and other regulatory authorities.

kpmg









            Consolidated Financial Statements of
            (Unaudited)


            NYMOX PHARMACEUTICAL
            CORPORATION



            Three-month periods ended March 31, 2002, 2001 and 2000

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Three-month periods ended March 31, 2002, 2001 and 2000




Financial Statements

     Consolidated Balance Sheets.............................................. 1

     Consolidated Statements of Operations.................................... 2

     Consolidated Statements of Deficit....................................... 3

     Consolidated Statements of Cash Flows.................................... 4

     Notes to Consolidated Financial Statements............................... 5

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
(Unaudited)

March 31, 2002, with comparative figures as at December 31, 2001
(in US dollars)

--------------------------------------------------------------------------------
                                                      March 31,     December 31,
                                                        2002           2001
--------------------------------------------------------------------------------
                                                     (Unaudited)     (Audited)

Assets

Current assets:
  Cash                                             $    943,550    $    488,987
  Accounts and other receivable                         245,559         122,459
  Research tax credits receivable                        36,390          30,509
  Inventory                                              30,725          17,567
  Prepaid expenses and deposits                          42,500          55,000
-------------------------------------------------------------------------------
                                                      1,298,724         714,522

Capital assets:
  Property and equipment                                218,826         217,083
  Patents and intellectual property                   3,159,418       3,154,441
-------------------------------------------------------------------------------
                                                      3,378,244       3,371,524

Deferred share issuance costs                            70,797         106,195

-------------------------------------------------------------------------------
                                                   $  4,747,765    $  4,192,241
-------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable and accrued liabilities         $    536,178    $    295,393
  Notes payable                                         396,775         396,775
  Deferred revenue                                      145,983          55,325
-------------------------------------------------------------------------------
                                                      1,078,936         747,493

Non-controlling interest                                800,000         800,000

Shareholders' equity:
  Share capital and other:
    Share capital (note 2)                           26,498,655      25,376,557
    Warrants and options                                421,638         421,638
  Deficit                                           (24,051,464)    (23,153,447)
-------------------------------------------------------------------------------
                                                      2,868,829       2,644,748

-------------------------------------------------------------------------------
                                                   $  4,747,765    $  4,192,241
-------------------------------------------------------------------------------


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations
(Unaudited)

Three-month periods ended March 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------
                                       2002            2001            2000
--------------------------------------------------------------------------------

Revenue:
  Sales                            $     62,305    $     61,297    $     38,261
  Interest                                2,632           6,743           2,073
-------------------------------------------------------------------------------
                                         64,937          68,040          40,334

Expenses:
  Research and development              534,890         323,784         434,062
  Less investment tax credits            (5,881)         (1,360)         (3,538)
-------------------------------------------------------------------------------
                                        529,009         322,424         430,524
  General and administrative            196,248         152,134         308,385
  Marketing                              84,482          77,978          64,316
  Cost of sales                          19,601          23,353          21,863
  Depreciation and amortization          94,414          94,882          48,434
  Interest and bank charges              24,200           1,535           1,832
-------------------------------------------------------------------------------
                                        947,954         672,306         875,354

-------------------------------------------------------------------------------
Net loss                           $   (883,017)   $   (604,266)   $   (835,020)
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
Loss per share (basic and
 diluted)                          $      (0.04)   $      (0.03)   $      (0.04)
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
Weighted average number of
 common shares outstanding           22,406,572      21,526,601      20,307,099
-------------------------------------------------------------------------------


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit
(Unaudited)

Three-month periods ended March 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------
                                       2002            2001            2000
--------------------------------------------------------------------------------

Deficit, beginning of period       $(23,153,447)   $(19,982,999)   $(15,605,816)

Net loss                               (883,017)       (604,266)       (835,020)

Share issue costs                       (15,000)        (52,094)       (302,984)

-------------------------------------------------------------------------------
Deficit, end of period             $(24,051,464)   $(20,639,359)   $(16,743,820)
-------------------------------------------------------------------------------


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)

Three-month periods ended March 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------
                                       2002            2001            2000
--------------------------------------------------------------------------------

Cash flows from operating activities:
  Net loss                         $   (883,017)   $   (604,266)   $   (835,020)
  Adjustments for:
    Depreciation and
     amortization                        94,414          94,882          48,434
    Write-down of deferred
     share issue costs                   35,398               -               -
  Change in operating assets
   and liabilities                      201,804        (148,421)       (108,168)
-------------------------------------------------------------------------------
                                       (551,401)       (657,805)       (894,754)

Cash flows from financing activities:
  Proceeds from issuance of
   share capital                      1,119,000         739,273       4,000,000
  Share issue costs                     (15,000)        (42,991)       (340,027)
  Repayment of note payable                   -               -        (346,428)
-------------------------------------------------------------------------------
                                      1,104,000         696,282       3,313,545

Cash flows from investing activities:
  Additions to capital assets           (98,036)        (54,692)        (57,113)
  Disposal of capital assets                  -             250               -
-------------------------------------------------------------------------------
                                        (98,036)        (54,442)        (57,113)

-------------------------------------------------------------------------------
Increase (decrease) in cash             454,563         (15,965)      2,361,678

Cash, beginning of period               488,987         565,711         449,363

-------------------------------------------------------------------------------
Cash, end of period                $    943,550    $    549,746    $  2,811,041
-------------------------------------------------------------------------------

Supplemental disclosure to
 statements of cash flows:
  (a) Interest paid                $      2,278    $      1,535    $      1,832

  (b) Non-cash transaction:
        Acquisition of Serex,
         Inc. by issuance of
         common shares and
         other securities                 3,098               -       1,319,997

-------------------------------------------------------------------------------


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Three-month periods ended March 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------


     Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the diagnosis and treatment of Alzheimer's disease. The Corporation is currently marketing AlzheimAlertTM, a urinary test that aids physicians in the diagnosis of Alzheimer's disease. The Corporation also markets NicAlertTM and NicoMeterTM, tests that use urine or saliva to detect use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer's disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli 0157:H7 bacterial contamination in meat and other food and drink products.

     Since 1989, the Corporation's activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation's requirements for the next year.

     The Corporation is listed on the NASDAQ Stock Market.


1.   Basis of presentation:

     (a)  Interim financial statements:

          The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles. The unaudited consolidated balance sheet as at March 31, 2002 and the unaudited consolidated statements of earnings, deficit and cash flows for the three-month periods ended March 31, 2002, 2001 and 2000 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. The Corporation's revenues and expenses are subject to seasonal variations. Consequently, the results for any quarter are not traditionally indicative of the results for the full year. The interim consolidated financial statements follow the same accounting policies and methods of their application as described in note 2 of the annual consolidated financial statements for the year ended December 31, 2001. The interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Company as at and for the year ended December 31, 2001.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Three-month periods ended March 31, 2002, 2001 and 2000
(in US dollars)

--------------------------------------------------------------------------------


1.   Basis of presentation (continued):

     (b)  New accounting standards:

          (i)  Stock-based compensation:

               Effective January 1, 2002, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA"), Handbook Section 3870, with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations require that all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, be accounted for using the fair value method. For all other stock-based employee compensation awards, the CICA has not prescribed specific methods, and therefore the Corporation has chosen to continue to follow its existing policy of using the settlement method of accounting as permitted under the new standard. Under this method, no compensation expense is recognized when stock options are issued to employees. Any consideration received from the plan participants upon exercise of stock options is credited to share capital.

               The new standard requires that the Corporation disclose the pro forma effect of accounting for all stock-based awards granted during the three-month period ended March 31, 2002 under the fair value-based method. As no options were granted during the quarter, no such disclosure was required.

               Thereis no impact on the Corporation's consolidated financial position, results of operations and cash flows as a result of adopting these recommendations.

          (ii) Goodwill and other intangible assets:

               Effective January 1, 2002, the Corporation adopted the new recommendations of the CICA, Handbook Section 3062, with respect to the accounting for goodwill and other intangible assets. The standard changes the accounting for goodwill from an amortization method to an impairment-only approach. In addition, the standard requires acquired intangible assets to be separately recognized if the benefit of the intangible assets is obtained through contractual or other legal right, or if the intangible assets can be sold, transferred, licensed, rented or exchanged.

     (b)  New accounting standards (continued):

          (ii) Goodwill and other intangible assets (continued):

               Therewas no impact on the Corporation's consolidated financial position, results of operations and cash flows as a result of adopting these recommendations. In addition, there has been no change in the estimated useful life of the other intangible assets which continue to be amortized using the straight-line method at the following annual rates:

               ---------------------------------------------------------------

               Intellectual property rights                               10%
               Patents                                          17 - 20 years

               ---------------------------------------------------------------


2.   Share capital:

     Share capital transactions during the period were as follows:

     -------------------------------------------------------------------------
                                                     Number            Dollars
     -------------------------------------------------------------------------

     Balance, December 31, 2001                  22,297,525       $ 25,376,557

     Issued for cash pursuant to private
      placements                                    269,074          1,119,000

     Issued to acquire additional shares
      of Serex, Inc. (i)                                932              3,098

     -------------------------------------------------------------------------
     Balance, March 31, 2002                     22,567,531       $ 26,498,655
     -------------------------------------------------------------------------


     (i) During the period, the Corporation issued 932 common shares and 574 Series J warrants to purchase an additional 5,000 shares of Serex, Inc. that it did not previously own. The Corporation owns approximately 98% of Serex, Inc. The warrants are exercisable at $3.70 per share and expire on July 31, 2005.

3.   Canadian/US Reporting Differences:

     (a)  Consolidated statements of earnings:

          The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

--------------------------------------------------------------------------------
                                             2002          2001          2000
--------------------------------------------------------------------------------

Net loss, Canadian GAAP                   $(883,017)    $(604,266)    $(835,020)

Adjustments:
     Amortization of patents (i)              2,353         2,353         2,049
     Stock-based compensation
      - options granted to non-
      employees (ii)                        (10,285)      (15,310)           -
-------------------------------------------------------------------------------
                                             (7,932)      (12,957)        2,049

-------------------------------------------------------------------------------
Net loss, U.S. GAAP                       $(890,949)    $(617,223)    $(832,971)
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
Loss per share, U.S. GAAP                 $   (0.04)    $   (0.03)    $   (0.04)
-------------------------------------------------------------------------------


     (b)  Consolidated shareholders' equity:

          The reconciliation of shareholders' equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

--------------------------------------------------------------------------------
                                          2002           2001           2000
--------------------------------------------------------------------------------

Shareholders' equity, Canadian GAAP   $ 2,868,829    $ 3,343,855     $4,826,969

Adjustments:
  Amortization of patents (i)            (136,182)      (145,593)      (155,259)
  Stock-based compensation - options
   granted to non-employees (ii):
    Cumulative compensation expense    (1,270,868)    (1,220,853)      (947,853)
    Additional paid-in capital          1,323,431      1,273,416      1,000,416
  Change in reporting currency (iii)      (62,672)       (62,672)       (62,672)
-------------------------------------------------------------------------------
                                         (146,291)      (155,702)      (165,368)

-------------------------------------------------------------------------------
Shareholders' equity, U.S. GAAP       $ 2,722,538    $ 3,188,153     $4,661,601
-------------------------------------------------------------------------------

     (i) In accordance with APB Opinion 17, Intangible Assets, the patents are amortized using the straight-line method over the legal life of the patents from the date the patent was secured. For Canadian GAAP purposes, the patents are amortized commencing in the year of commercial production of the developed products.

     (ii) In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees prior to January 1, 2002 has been recorded in the accounts based on the fair value of the stock options at the grant date.

     (iii) The Company adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for prior periods has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all periods presented have been translated into US dollars at the ending exchange rate for the respective period and the statement of earnings at the average exchange rate for the respective period.


4.   Segment disclosures:

     Geographic segment information is as follows:

     -------------------------------------------------------------------------
                                                                     United
                                                       Canada        States
     -------------------------------------------------------------------------

     Revenues:
       2002                                          $    2,632    $  62,305
       2001                                               6,923       61,117
       2000                                               2,073       38,261

     Net loss:
       2002                                            (662,960)    (220,057)
       2001                                            (447,364)    (156,902)
       2000                                            (590,217)    (244,803)

     Capital assets:
       March 31, 2002                                 3,085,126      293,118
       December 31, 2001 (audited)                    3,086,869      284,655

     Identifiable assets:
       March 31, 2002                                 4,098,614      649,151
       December 31, 2001 (audited)                    3,629,455      562,786

     -------------------------------------------------------------------------

5.   Demand for arbitration:

     In March 2002, a former employee filed a demand for arbitration with the American Arbitration Association concerning the termination of her employment with the Corporation. The employee is claiming damages of up to $498,000 plus attorney's fees and costs, based upon alleged violations of New Jersey law and breach of an employment agreement. The Corporation believes these claims are without merit and intends to defend the matter vigorously.